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December 17, 2010

Ms. Tia Jenkins,
Senior Assistant Chief Accountant,
Office of Beverages, Apparel and Health Care Services,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C.  20549-4628.

Re:	Diageo plc Form 20-F for Fiscal Year Ended June 30, 2010

Dear Ms. Jenkins:

I refer to your letter dated December 16, 2010 to Mr. Paul Walsh of Diageo plc and my telephone call with John Archfield on December 17, 2010 regarding the due date for responding to your letter.  Diageo has requested an extension of the due date in order to have sufficient time for completion of its response to the Staff’s comment and review by its officers and external advisers.  Diageo confirms that it intends to submit its response to the Staff’s comment by January 14, 2011.

Diageo appreciates your cooperation in extending the deadline for its response.

Very truly yours,

/s/ Adam McLain

Adam McLain

cc:           Ms. Emily Kroenlein
(Diageo plc)

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